As filed with the Securities and Exchange Commission on November 26, 2012
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-10
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

SILVER WHEATON CORP.
(Exact name of Registrant as specified in its charter)

Ontario, Canada	1041	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification No.,
incorporation or organization)	Classification Code Number)	if any)

Suite 3150, 666 Burrard Street
Vancouver, British Columbia, V6C 2X8, Canada
(604) 684-9648
(Address and telephone number of Registrant’s principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
(302) 738-6680
(Name, address and telephone number (including area code) of agent for service in the United States)

Copies to:

Curt Bernardi	Jennifer Traub	Andrew Foley
Silver Wheaton Corp.	Cassels Brock & Blackwell LLP	Paul, Weiss, Rifkind, Wharton &
Suite 3150 - 666	Suite 2200, HSBC Building	Garrison LLP
Burrard Street	885 West Georgia Street	1285 Avenue of the Americas
Vancouver, British Columbia	Vancouver, British Columbia	New York, New York
V6C 2X8 Canada	V6C 3E8, Canada	10019-6064 United States
(604) 639-9498	(604) 691-6100	(212) 373-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

Province of British Columbia, Canada
(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box below):

A.	[ ]	upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).
B.	[X]	at some future date (check appropriate box below)
1.	[ ]	pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than 7 calendar days after filing).
2.	[ ]

pursuant to Rule 467(b) on ( ) at ( ) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).

3.	[ ]

pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto

4.	[X]	after the filing of the next amendment to this Form (if preliminary material is being filed).

            If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ;

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee(1)
Common Shares, no par value	0	N/A	N/A	$0
Total				$0

(1)

Pursuant to Rules 416 and 429 under the Securities Act of 1933, as amended, the prospectus contained herein relates to 2,619,340 Common Shares of the Registrant that were previously registered under the Registrant’s Registration Statement on Form F-10 (File No. 333-167567), initially filed on June 16, 2010.

            The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registration statement shall become effective as provided in Rule 467 under the Securities Act of 1933 or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.

PART I

INFORMATION REQUIRED TO BE
DELIVERED TO OFFEREES OR PURCHASERS

I-1

Subject to Completion, Dated November 26, 2012

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

November 26, 2012

PRELIMINARY SHORT FORM BASE SHELF PROSPECTUS

SILVER WHEATON CORP.

Up to 2,619,340 Common Shares

This short form prospectus is being filed by Silver Wheaton Corp. (“Silver Wheaton” or the “Corporation”) to qualify the distribution of up to 2,619,340 common shares of the Corporation (each, a “Warrant Share” and, collectively, the “Warrant Shares”) issuable upon exercise of 2,619,340 common share purchase warrants of the Corporation (each, a “Warrant” and, collectively, the “Warrants”). Each Warrant is exercisable to purchase one Warrant Share at a price of $20.00 at any time prior to 5:00 p.m. (Vancouver time) on September 5, 2013.

This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, to prepare this short form prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors in the United States should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are residents in, or citizens of, the United States may not be fully described herein.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is organized under the laws of Ontario, Canada, that some or all of its officers and directors may be residents of a foreign country, that some or all of the experts named in the registration statement may be residents of a foreign country, and that a substantial portion of the assets of the Corporation and said persons may be located outside the United States.

These securities have not been approved or disapproved by the United States Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this short form prospectus. Any representation to the contrary is a criminal offence.

Investing in the Warrant Shares involves a high degree of risk. Investors should carefully read the “Risk Factors” section in this short form prospectus.

No underwriter has been involved in the preparation of, or has performed a review of, the contents of this short form prospectus.

The Corporation’s head office is located at 666 Burrard Street, Suite 3150, Park Place, Vancouver, British Columbia, V6C 2X8 and its registered office is located at Suite 2100, 40 King Street West, Toronto, Ontario, M5H 3C2.

                    Investors should rely only on the information contained or incorporated by reference in this short form prospectus. The Corporation has not authorized anyone to provide investors with different information. The Corporation is not making an offer of the Warrant Shares in any jurisdiction where the offer is not permitted. Investors should not assume that the information contained in this short form prospectus is accurate as of any date other than the date on the front of those documents.

                    Unless the context otherwise requires, references in this short form prospectus to “Silver Wheaton” or the “Corporation” include Silver Wheaton Corp. and each of its material subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

                    The information contained herein contains or incorporates by reference “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver and gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination, reserve conversion rates and any statements as to future dividends. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver and gold; the absence of control over mining operations from which Silver Wheaton purchases silver and gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located, changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Risk Factors” in this short form prospectus. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver and gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements and forward-looking information contained or incorporated by reference in this short form prospectus are included for the purpose of providing investors with information to assist them in understanding the Corporation’s expected financial and operational performance and may not be appropriate for other purposes. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF
MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

                    This short form prospectus, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

                    In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

                    Accordingly, information contained in this short form prospectus and the documents incorporated by reference herein that describe the Corporation’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

                    See “Description of the Business – Technical Information” in the Annual Information Form (as defined herein), which is incorporated by reference herein, for a description of certain of the mining terms used in this short form prospectus and the documents incorporated by reference herein.

FINANCIAL INFORMATION

                    The financial statements of the Corporation incorporated by reference in this short form prospectus are reported in United States dollars. Unless otherwise indicated, all financial information included and incorporated by reference in this short form prospectus is determined using International Financial Reporting Standards as issued by the International Accounting Standards Board, referred to as “IFRS”, which differ from United States generally accepted accounting principles.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

                    This short form prospectus contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars. Canadian dollars are referred to as “Canadian dollars” or “C$”.

                    The high, low and closing noon spot rates for Canadian dollars in terms of the United States dollar for each of the financial periods of the Corporation ended September 30, 2012, December 31, 2011 and December 31, 2010, as quoted by the Bank of Canada, were as follows:

	September 30, 2012	December 31, 2011	December 31, 2010
		(expressed in C$)
High	1.0418	1.0604	1.0778
Low	0.9710	0.9449	0.9946
Closing	0.9837	1.0170	0.9946

                    On November 23, 2012, the noon spot rate for Canadian dollars in terms of the United States dollars, as quoted by the Bank of Canada, was $1.00 = C$0.9927.

DOCUMENTS INCORPORATED BY REFERENCE

                    Information has been incorporated by reference in this short form prospectus from documents filed with the British Columbia Securities Commission which have also been filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Silver Wheaton Corp. at 666 Burrard Street, Suite 3150, Park Place, Vancouver, British Columbia, V6C 2X8, telephone (604) 639-9498, and are also available electronically at www.sedar.com. The filings of the Corporation through the System for Electronic Document Analysis and Retrieval (“SEDAR”) are not incorporated by reference in this short form prospectus excepts as specifically set out herein.

                    The following documents are specifically incorporated by reference in, and form an integral part of, this short form prospectus:

(a)	the annual information form (the “Annual Information Form”) of the Corporation dated March 22, 2012 for the year ended December 31, 2011;

(b)

the audited consolidated balance sheets of the Corporation as at December 31, 2011, December 31, 2010 and January 1, 2010, and the consolidated statements of earnings, comprehensive income, cash flows and shareholders’ equity for the years ended December 31, 2011 and December 31, 2010, together with the report of independent registered chartered accountants thereon and the notes thereto;

(c)	management’s discussion and analysis of results of operations and financial condition of the Corporation for the year ended December 31, 2011;

(d)	the interim unaudited condensed comparative consolidated financial statements of the Corporation as at and for the three and nine months ended September 30, 2012, together with the notes thereto;

(e)	management’s discussion and analysis of results of operations and financial condition of the Corporation for the three and nine months ended September 30, 2012;

(f)	the management information circular of the Corporation dated March 22, 2012 prepared in connection with the annual meeting of shareholders of the Corporation held on May 23, 2012; and

(g)	the material change report of the Corporation filed on August 15, 2012 relating to the Corporation’s silver purchase agreement with HudBay Minerals Inc.

                    Any document of the type referred to in Section 11.1 of Form 44-101F1 Short Form Prospectus, if filed by the Corporation after the date of this short form prospectus shall be deemed to be incorporated by reference in this short form prospectus. In addition, to the extent that any document or information incorporated by reference into this short form prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this short form prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this short form prospectus forms a part. In addition, the Corporation may incorporate by reference as an exhibit to the registration statement of which this short form prospectus forms a part or into this short form prospectus which forms a part of the registration statement information from documents that the Corporation files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

                    Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

                    The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

                    The following documents have been filed with the SEC as part of the registration statement of which this short form prospectus forms a part: (1) the documents listed under “Documents Incorporated by Reference”; (2) the consent of Deloitte & Touche LLP; (3) the consent of Cassels Brock & Blackwell LLP; (4) the consents of certain “qualified persons” under NI 43-101, being Robert Carter, John Morton Shannon, Rodney Webster, Herbert A. Smith, Alan Riles, Samuel Mah, Neil Burns, Guillermo Pareja, Peter Nahan, Maryse Belanger, Christopher Elliott, George Even, Dino Pilotto, Cameron Scott, Bart Stryhas and Edward McLean; and (5) the powers of attorney from the directors and certain officers of the Corporation.

AVAILABLE INFORMATION

                    The Corporation files reports and other information with the securities commissions and similar regulatory authorities in each of the provinces of Canada. These reports and information are available to the public free of charge on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

                    The Corporation is subject to the informational requirements of the Exchange and in accordance therewith files reports and other information with the SEC. Under the multijurisdictional disclosure system adopted by the United States and Canadian securities regulators, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Reports and other information filed by the Corporation may be inspected and copied at the public reference facilities maintained by the SEC in the public reference room at 100 F Street, N.E., Washington, D.C., 20549 by paying a fee. Prospective investors may call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information regarding the public reference facilities. The SEC also maintains a website that contains reports and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

                    The Corporation has filed with the SEC a registration statement (the “Registration Statement”) on Form F-10 under the U.S. Securities Act with respect to the Warrants. This short form prospectus, including the documents incorporated by reference herein, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. For further information with respect to the Corporation and the Warrants, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this short form prospectus, including the documents incorporated by reference herein, as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement can be found on the SEC’s website, www.sec.gov.

THE CORPORATION

                    Silver Wheaton is a mining company which generates its revenue primarily from the sale of silver. The Corporation is listed on the New York Stock Exchange (symbol: SLW) and the Toronto Stock Exchange (symbol: SLW). In addition, the Warrants trade on the Toronto Stock Exchange (symbol: SLW.WT.U).

                    As of the date hereof, the Corporation had entered into 15 long-term silver purchase agreements and three long-term precious metal purchase agreements whereby Silver Wheaton acquires silver and gold production from the counterparties for a per ounce cash payment at or below the prevailing market price. The primary drivers of the Corporation’s financial results are the volume of silver production at the various mines and the price of silver realized by Silver Wheaton upon sale.

                    See the Annual Information Form, which is incorporated by reference herein, for further details regarding the business of the Corporation.

Recent Developments

777 Transaction

                    On August 8, 2012, the Corporation entered into an agreement with HudBay Minerals Inc. (“Hudbay”) to acquire 100% of the life of mine silver production from its currently producing 777 mine (the “777 Mine”) located on the border of Manitoba and Saskatchewan, Canada, 100% of the life of mine silver production from its Constancia project (the “Constancia Project”) located in Peru, as well as 100% of gold production from the 777 Mine until the Constancia Project satisfies a completion test, or the end of 2016, whichever is later. At that point, Silver Wheaton’s share of gold production from the 777 Mine will be reduced to 50% for the remainder of the mine life. Silver Wheaton will pay Hudbay total cash consideration of $750 million, of which $500 million was paid upon closing, with two further payments of $125 million each to be made upon the satisfaction of minimum capital expenditures having been incurred at the Constancia Project. In addition, Silver Wheaton will make ongoing payments of the lesser of $5.90 per ounce of silver and $400 per ounce of gold (both subject to an inflationary adjustment) or the prevailing market price per ounce of silver and gold delivered under the agreement. See below under “777 Mine, Manitoba, Canada” for a summary of scientific and technical information regarding the 777 Mine.

San Dimas Mines Update

                    Subsequent to filing the Annual Information Form, on May 17, 2012, the Corporation filed a technical report which included an updated estimate of Mineral Reserves and Mineral Resources at Primero Mining Corp.’s San Dimas mines (the “San Dimas Mines”) located in Mexico. See below under “San Dimas Mines, Mexico” for a summary of such technical report.

Change in Management

                    Effective January 1, 2012, Haytham Hodaly was appointed Senior Vice President, Corporate Development of the Corporation, bringing with him over 16 years of experience in the North American securities industry, most recently as Director and Mining Analyst, Global Mining Research, at RBC Capital Markets. In this role, he was responsible for providing, to a wide range of institutional clients around the globe, up-to-date and insightful research coverage of North American-listed precious metals companies. Prior to this, Mr. Hodaly held the position of Co-Director of Research and Senior Mining Analyst at Salman Partners Inc., in addition to holding the titles of Vice President and Director of the firm. During his tenure, he helped to establish Salman Partners Inc. as a leading independent, resource-focused and research-driven investment dealer. Mr. Hodaly is an engineer with a B.A.Sc. in Mining and Mineral Processing Engineering and a Masters of Engineering, specializing in Mineral Economics.

Updated Summary of Mineral Reserves and Mineral Resources

                    The following tables set forth the estimated Mineral Reserves and Mineral Resources (silver only, except where a purchase agreement includes gold) for the mines relating to which the Corporation has purchase agreements, adjusted where applicable to reflect the Corporation’s percentage entitlement to silver and/or gold produced from such mines, as of December 31, 2011, unless otherwise noted.

ATTRIBUTABLE PROVEN AND PROBABLE MINERAL RESERVES (1,2,3,8,16,17)
AS OF DECEMBER 31, 2011, UNLESS OTHERWISE NOTED (6)

	Proven			Probable			Proven & Probable
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process Recovery % (7)
SILVER	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Peñasquito (25%)
Mill	156.6	28.9	145.5	129.3	20.2	83.8	285.9	24.9	229.3	53-65%
Heap Leach	8.3	14.4	3.9	23.0	9.4	6.9	31.4	10.7	10.8	24%
San Dimas(10)	-	-	-	3.5	281.5	31.8	3.5	281.5	31.8	94%
Pascua-Lama (25%)	9.9	59.5	18.9	86.3	54.1	150.2	96.2	54.7	169.1	82%
Lagunas Norte(11)	3.3	3.2	0.3	37.6	3.2	3.9	40.9	3.2	4.2	22%
Pierina(11)	2.1	19.9	1.3	18.9	10.8	6.6	21.0	11.8	8.0	37%
Veladero(11)	3.7	13.4	1.6	61.3	13.4	26.5	65.0	13.4	28.1	6%
Yauliyacu(12)	1.0	99.6	3.3	2.7	105.9	9.1	3.7	104.2	12.4	85%
777 (13)	4.9	26.8	4.2	7.5	27.9	6.7	12.4	27.4	10.9	63%
Neves-Corvo
Copper	23.2	44.0	32.9	4.5	45.0	6.5	27.7	44.2	39.4	35%
Zinc	19.4	67.0	41.7	3.8	64.0	7.8	23.1	66.5	49.5	23%
Rosemont(14)	128.8	4.5	18.5	366.8	3.8	44.5	495.6	3.9	62.9	80%
Constancia	359.0	3.3	38.3	91.0	3.6	10.6	450.0	3.4	48.8	72%
Mineral Park(14)	293.9	2.7	25.7	74.5	2.9	7.0	368.4	2.8	32.6	49%
Zinkgruvan
Zinc	8.2	103.0	27.2	2.4	60.0	4.7	10.7	93.1	31.9	70%
Copper	2.8	32.0	2.8	0.1	29.0	0.1	2.8	31.9	2.9	78%
Aljustrel
Copper	2.2	19.2	1.3	8.4	15.3	4.1	10.6	16.1	5.5	30%
Campo Morado (75%)	0.7	166.7	3.8	0.1	123.4	0.3	0.8	162.6	4.1	55%
Stratoni	1.7	174.0	9.3	0.1	225.0	0.7	1.8	177.0	10.0	84%
Minto	5.5	5.4	1.0	5.9	4.6	0.9	11.4	5.0	1.8	80%
Cozamin(15)
Copper	0.9	63.0	1.7	4.9	50.7	8.0	5.8	52.5	9.8	74%
Los Filos	81.0	5.2	13.5	231.2	5.4	40.2	312.2	5.3	53.6	5%

Total Silver			396.5			460.8			857.4
GOLD
777 (13)	4.9	1.97	0.31	7.5	1.82	0.44	12.4	1.88	0.75	72%
Minto	5.5	0.69	0.12	5.9	0.51	0.10	11.4	0.60	0.22	74%
Total Gold			0.43			0.53			0.97

ATTRIBUTABLE MEASURED AND INDICATED MINERAL RESOURCES (1,2,3,4,5,9,16,17)
AS OF DECEMBER 31, 2011, UNLESS OTHERWISE NOTED (6)

	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
SILVER	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Peñasquito (25%)
Mill	34.1	13.1	14.4	128.2	12.4	51.1	162.3	12.6	65.5
Heap Leach	1.0	4.6	0.2	6.2	3.9	0.8	7.2	4.0	0.9
Pascua-Lama (25%)	5.3	24.5	4.2	55.9	23.4	42.1	61.2	23.5	46.3
Yauliyacu(12)	0.7	108.5	2.5	6.1	192.4	37.8	6.8	183.5	40.3
Neves-Corvo
Copper	15.4	53.0	26.2	3.4	51.2	5.6	18.8	52.7	31.8
Zinc	42.7	54.3	74.6	14.5	49.5	23.0	57.2	53.1	97.6
Rosemont(14)	7.2	3.9	0.9	103.0	2.7	8.8	110.2	2.7	9.7
Constancia	119.0	2.3	8.6	344.0	2.0	21.9	463.0	2.1	30.5
Mineral Park(14)	101.0	2.6	8.4	175.6	2.7	15.2	276.6	2.7	23.6
Zinkgruvan
Zinc	0.9	123.4	3.8	3.3	109.5	11.5	4.2	112.6	15.2
Copper	2.7	24.4	2.1	0.1	38.5	0.1	2.8	24.9	2.2
Aljustrel
Zinc	1.3	65.6	2.7	20.5	60.3	39.7	21.8	60.7	42.4
Copper	-	-	-	0.1	11.7	0.04	0.1	11.7	0.04
Campo Morado (75%)	2.1	162.1	10.8	4.4	158.0	22.5	6.5	159.3	33.2
Loma de La Plata (12.5%)	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8
Minto	9.4	3.9	1.2	27.2	3.2	2.8	36.5	3.3	3.9
Keno Hill (25%)
Underground	-	-	-	0.3	545.4	4.5	0.3	545.4	4.5
Elsa Tailings	-	-	-	0.6	119.0	2.4	0.6	119.0	2.4
Los Filos	7.9	9.5	2.4	42.7	7.2	9.9	50.6	7.6	12.4

Total Silver			162.9			319.4			482.3
GOLD
Minto	9.4	0.44	0.13	27.2	0.28	0.24	36.5	0.32	0.38
Total Gold			0.13			0.24			0.38

ATTRIBUTABLE INFERRED MINERAL RESOURCES (1,2,3,4,5,9,16,17)
AS OF DECEMBER 31, 2011, UNLESS OTHERWISE NOTED (6)

	Inferred
	Tonnage	Grade	Contained
SILVER	Mt	g/t	Moz
Peñasquito (25%)
Mill	36.7	8.8	10.4
Heap Leach	14.1	1.7	0.8
San Dimas(10)	5.8	324.0	60.8
Pascua-Lama (25%)	8.1	15.5	4.0
Yauliyacu(12)	13.8	163.5	72.7
777 (13)	1.2	39.2	1.5
Neves-Corvo
Copper	28.5	40.0	36.6
Zinc	33.0	55.0	58.3
Rosemont(14)	163.0	2.1	11.2
Constancia	223.0	1.9	13.4
Mineral Park(14)	320.1	2.3	23.9
Zinkgruvan
Zinc	5.6	69.0	12.4
Copper	0.8	36.0	0.9
Aljustrel
Zinc	8.7	50.4	14.0
Copper	4.7	16.0	2.4
Campo Morado (75%)	2.4	117.3	9.1
Stratoni	0.7	217.0	4.7
Loma de La Plata (12.5%)	0.2	76.0	0.4
Minto	8.5	2.9	0.8
Keno Hill (25%)
Underground	0.1	340.1	1.4
Los Filos	158.4	5.9	29.9

TOTAL SILVER			369.5
GOLD
777 (13)	1.2	1.96	0.07
Minto	8.5	0.24	0.07
TOTAL GOLD			0.14
_________________________
1.	All Mineral Reserves and Mineral Resources have been calculated in accordance with the CIM Standards and NI 43-101, or the AusIMM JORC equivalent.
2.	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) and millions of ounces (“Moz”).
3.

Individual qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this short form prospectus (including the Mineral Reserve and Mineral Resource estimates) for the following operations are as follows:

	a.	Peñasquito – Maryse Belanger, P.Geo. (Vice President, Technical Services, Goldcorp Inc.)
b.

San Dimas – Rodney Webster, MAusIMM, MAIG (Geology Manager, Principal Geologist), Herbert A. Smith, P.Eng (Mining Manager, Principal Mining Engineer) and J. Morton Shannon, P.Geo (Geology Manager, Principal Geologist) all of whom are employees of AMC Mining Consultants (Canada) Ltd.

	c.	Pascua-Lama – Dino Pilotto, P.Eng. (Principal Mining Consultant, SRK Consulting (Canada) Inc.); Bart A. Stryhas, Ph.D., CPG (Principal Resource Geologist, SRK Consulting (U.S.) Inc.)
	d.	777 – Robert Carter, P.Eng. (Director, Technical Services, Hudbay Minerals Inc.)
	e.	Yauliyacu – Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); Samuel Mah, M.A.Sc., P.Eng. (Director of Engineering), both employees of the Corporation (the “Corporation’s QPs”)
	f.	All other operations and development projects: the Corporation’s QPs
4.

The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. The Minto, Campo Morado, Neves-Corvo, Zinkgruvan and Aljustrel mines report Mineral Resources inclusive of Mineral Reserves. The Corporation’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
6.

Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2011 based on information available to the Corporation as of the date of this short form prospectus, and therefore will not reflect updates, if any, after such date. The most current Mineral Reserves and Mineral Resources are available on the Corporation’s website.

	a.	Resources and Reserves for Yauliyacu, Neves-Corvo and Zinkgruvan are reported as of June 30, 2011.
	b.	Resources for Rosemont are reported as of October 22, 2008 and Reserves as of March 17, 2009.
c.

Resources for the Constancia and Pampacancha deposits are reported as of November 2, 2011 and April 2, 2012 respectively. Reserves for both Constancia and Pampacancha deposits are reported as of August 7, 2012.

	d.	Resources for Mineral Park are reported as of December 29, 2006.
	e.	Resources and Reserves for Aljustrel’s Feitais and Moinho deposits are reported as of November 30, 2010, Resources for the Estaçao deposit are reported as of December 31, 2007.
	f.	Resources for Campo Morado’s El Rey, Naranjo and Reforma deposits are reported as of October 13, 2005.
	g.	Resources and Reserves for Stratoni are reported as of August 10, 2010.
	h.	Resources for Keno Hill’s Lucky Queen and Onek deposits are reported as of June 30, 2011 and Elsa Tailings as of April 22, 2010.
	i.	Resources for Loma de La Plata are reported as of May 20, 2009.
7.	Process recoveries are the average percentage of silver in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.
8.	Mineral Reserves are estimated using appropriate process recovery rates and commodity prices of $20.00 per ounce of silver, unless otherwise noted below:
	a.	Pascua-Lama, Lagunas Norte, Veladero, Pierina, and 777 – $22.00 per ounce.
	b.	Constancia – $23.00 per ounce.
	c.	Yauliyacu – $30.00 per ounce.
	d.	Neves-Corvo – 1.4% Cu cut-off for the copper Reserve and 5.0% Zn cut-off for the all zinc Reserves except for Lombador which was reported above a cut-off of 6.0% Zn.
	e.	Rosemont –$10.00 per ounce.
	f.	Mineral Park – $7.50 per ounce.
	g.	Zinkgruvan – 3.7% Zn equivalent cut-off for the zinc Reserve and 1.8% Cu cut-off for the copper Reserve.
	h.	Aljustrel – 1.5% Cu cut-off for all copper Reserves, 4.5% Zn cut-off for all zinc Reserves.
	i.	Campo Morado – $30.00 per ounce.
	j.	Minto – $3.90 per ounce silver and $300 per ounce gold.
9.	Mineral Resources are estimated using appropriate recovery rates and commodity prices of $24.00 per ounce of silver, unless otherwise noted below:
	a.	San Dimas – $25.00 per ounce.
	b.	Pascua-Lama, Lagunas Norte, Veladero and Pierina – $28.00 per ounce.
	c.	777 and Constancia - $22.00 per ounce
	d.	Yauliyacu – $30.00 per ounce.
	e.	Neves-Corvo – 1.0% Cu cut-off for the copper Resource and 3.0% Zn cut-off for the zinc Resource.
	f.	Rosemont – 0.2% Cu cut-off.
	g.	Zinkgruvan – 3.1% Zn equivalent cut-off for the zinc Resource and 1.5% Cu cut-off for the copper Resource.
	h.	Mineral Park – $7.50 per ounce.
	i.	Aljustrel – 1.5% Cu cut-off for all copper Resources, 4.5% Zn cut-off for Feitais and Moinho zinc Resources and 4.0% for Estação zinc Resources.
	j.	Campo Morado – $30.00 per ounce for the G-9 zones and 5% Zn cut-off for the El Rey, Naranjo and Reforma deposits.
	k.	Loma de La Plata – $12.50 per ounce.
	l.	Minto – 0.5% Cu cut-off.
	m.	Keno Hill – $15.25 per ounce for the Southwest and 99 Zones, $14.50 per ounce for the East Zone, $17.00 per ounce for the Elsa Tailings and $18.50 per ounce for the Lucky Queen and Onek deposits.
10.

The San Dimas silver purchase agreement provides that from August 6, 2010 until August 5, 2014, Primero Mining Corp. (“Primero”) will deliver to the Corporation a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus the Corporation will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp. Beginning August 6, 2014, Primero will deliver to the Corporation a per annum amount equal to the first 6.0 million ounces of payable silver produced at San Dimas and 50% of any excess, for the life of the mine.

11.

The Corporation’s attributable tonnage at Pierina was estimated by assuming 2011 production level for the remaining two years. The Corporation’s attributable tonnage at Lagunas Norte and Veladero was estimated by assuming 2012 and 2013 processed tonnes based on Barrick’s life of mine (“LOM”) plans. Tonnes for all three operations were pro-rated between Proven and Probable Mineral Reserves according to the ratio of Barrick’s December 31, 2011 Proven and Probable Mineral Reserves. Average reserve grades were applied to the Pierina estimates and the average LOM plan grades were applied to Lagunas Norte and Veladero. LOM plans and December 31, 2011 Mineral Reserves estimates are as published by Barrick.

12.

The Corporation’s Yauliyacu silver purchase agreement (March 2006) with Glencore International AG provides for the delivery of up to 4.75 million ounces of silver per year for 20 years. In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits. Depending upon production levels it is possible that the Corporation’s current attributable tonnage may not be mined before the agreement expires.

13.	The 777 purchase agreement provides that Hudbay Minerals Inc. will deliver 100% of the payable silver for the life of the mine and 100% of the payable gold until completion of the Constancia Project, after which the gold stream will reduce to 50%. The gold figures in this table represent 100% of 777 Resources and Reserves. In reliance upon Section 9.2 of NI 43-101, all technical information in this short form prospectus regarding 777 was sourced by the Corporation from the annual information form of Hudbay Minerals Inc. filed by Hudbay on March 13, 2012 on SEDAR at www.sedar.com. The Corporation QPs have approved the disclosure in this short form prospectus in reliance on such annual information form.

14.	The Mineral Park and Rosemont Resources and Reserves do not include the SX/EW leach material since this process does not recover silver.
15.

The Corporation’s attributable tonnage at Cozamin was estimated by assuming Capstone Mining Corp’s (Capstone) 2012 production guidance of 1.1 million tonnes until the end of the Corporation’s Cozamin silver purchase agreement with Capstone. Tonnes were pro-rated between Proven and Probable Mineral Reserves according to the ratio of Capstone’s December 31, 2011 published Proven and Probable Mineral Reserves, applying average reserve grades.

16.

The Corporation has filed a technical report for Yauliyacu, Peñasquito, San Dimas and Pascua-Lama, which are available on SEDAR at www.sedar.com. Please see footnote 13 for further information regarding 777.

17.

Silver is produced as a by-product metal at all operations with the exception of the Keno Hill mine and Loma de La Plata project; therefore, the economic cut-off applied to the reporting of silver Resources and Reserves will be influenced by changes in the commodity prices of other metals at the time.

777 MINE, MANITOBA, CANADA

                    A technical report was prepared in accordance with NI 43-101 entitled “Technical Report, 777 Mine, Flin Flon, Manitoba, Canada” with an effective date of October 15, 2012 and filed by Hudbay on November 6, 2012 (the “777 Report”). The following description of the 777 Mine has been summarized, in part, from the 777 Report. Readers should consult the 777 Report to obtain further particulars regarding the 777 Mine. The 777 Report is available for review under Hudbay’s profile on the SEDAR website located at www.sedar.com.

Property Description and Location

                    The 777 Mine is an underground copper and zinc mine with significant precious metal credits that straddles the Manitoba/Saskatchewan border and is located immediately adjacent to Hudbay’s principal concentrator and zinc pressure leach plant in Flin Flon. Development of the mine commenced in 1999 and commercial production began in 2004. It is part of a cluster of interlinked ore bodies including the prior Callinan mine and the prior Flin Flon mine.

                    The 777 Mine and Callinan property is located one kilometre north of the original Flin Flon mine at 54°46.5’N latitude and 101°52.8’N longitude. Hudbay owns a 100% interest in the 777 Mine and Callinan property, totalling approximately 3,790.55 hectares, through 24 Order in Council leases, 35 mineral leases, and five claims held by Hudson Bay Mining and Smelting Co., Limited or Hudson Bay Exploration and Development Company Limited, wholly-owned subsidiaries of Hudbay. Individual leases have different expiry dates that range from 2012 to 2031. Surface rights are held under several leases and permits that also host the Flin Flon Metallurgical Complex with its concentrator and metallurgical plant. There are various annual payments and work commitments that must be met to maintain the Order in Council leases and mineral leases.

                    Mineral production from the property is subject to a 62/3% net profits interest (“NPI”) and a C$0.25 per short ton royalty payable to Callinan Royalties Corporation. The royalty applies to all claims except for Lakeview, Sunshine Fractional, and 113.11 hectares of ML5518. No mineral production is currently expected from those claims. The NPI is calculated as 62/3% of the NPI cash flow which is defined as revenue from sale of copper and zinc concentrate, less mining costs, milling costs, administration charges and mill stay-in-business charges.

                    On August 8, 2012, Hudbay entered into a precious metals stream agreement with Silver Wheaton for 100% of payable gold and silver from the 777 Mine until the latter of December 31, 2016 and satisfaction of a completion test at its Constancia Project and thereafter 50% payable gold and 100% payable silver. Hudbay will receive cash payments equal to the lesser of the market price and $400 per ounce for gold and $5.90 per ounce for silver, subject to 1% annual escalation after three years.

                    The 777 Mine site did not require any environmental impact studies. The project is subject to closure and remediation plans estimated at C$1,222,121 at January 1, 2010. Several work permits have been obtained for the developments of the 777 Mine and the 777 North expansion.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

                    The 777 Mine is located adjacent to Provincial Highway #10 in Flin Flon, which has a population of approximately 6,000, and is approximately 750 kilometres northwest of Winnipeg, Manitoba, which has a population of greater than 630,000. Flin Flon has a typical mid-continental climate with short cool summers and long, cold winters. Seasonality does not affect the operation of the 777 Mine other than increases seen in operating costs due to heating of mine air.

                    All mining and processing facilities at the site are in good working condition. Flin Flon has well-developed road and air transportation. As of August 2011, the 777 Mine is staffed with a total of 261 employees and 14 contractors. Recruitment of personnel is easily sourced from the local area, with some specialized skilled positions sourced from outside of the area. The area has adequate resources for a mining operation and all the necessary permits are in place. In the immediate area surrounding the 777 Mine, Hudbay operates the Flin Flon Metallurgical Complex which incorporates a zinc pressure leach and electrowinning plant, a tailings facility, as well as a previously operated copper smelter.

                    Electrical power is supplied from the Manitoba Hydro and Saskatchewan Power Corporation power grids, which are fed by three hydroelectric generating stations. No issues are foreseen with respect to securing additional electrical power in the future if required. Water is sourced at Cliff Lake, where Hudbay operates a pump house that supplies water via a pipeline to the zinc plant for cooling purposes. The facility is located approximately three kilometres northeast of the 777 Mine. From the cooling pond this non-potable water is treated and distributed through the mine and plant. Potable water is supplied in bottle jugs for work force consumption. The tailings storage ponds are located approximately one kilometre to the west of the 777 Mine. Waste material from the mining operation is stored on Hudbay property, approximately half way between the 777 Mine and the tailings ponds. It is stockpiled for future use in expanding the tailings ponds or later disposed of within the tailings pond area.

                    The 777 Mine is located at an elevation of 335 metres above sea level in the Churchill River Upland Ecoregion of the Boreal Shield Ecozone. Largely wilderness, the Boreal Shield is a mix of forests, wetlands, igneous outcroppings and rolling uplands. The topography features land forms left behind by retreating glaciers. About 80% of the ecozone is covered by forests consisting of mainly coniferous trees throughout the ecozone, though deciduous trees increasingly appear toward the south. The predominant vegetation consists of closed stands of black spruce and jack pine with a shrub layer of ericaceous shrubs and a ground cover of mosses and lichens. Depending on drainage, surficial material and local climate, trembling aspen, white birch, white spruce, and to a lesser extent balsam fir, occupy significant areas, especially in the eastern section.

Geology and Mineralization

Regional Geology

                    The 777 deposit lies in the western portion of the Paleoproterozic Flin Flon greenstone belt. The volcanic assemblages consist of mafic to felsic volcanic rocks with intercalated volcanogenic sedimentary rocks. The younger plutons and coeval successor arc volcanics, volcaniclastic, and sedimentary successor basin rocks include the older, largely marine turbidites of the Burntwood Group and the terrestrial metasedimentary sequences of the Missi Group. The Flin Flon Belt is in fault and/or gradational contact with the Kisseynew Domain metasedimentary gneisses to the north and is unconformably overlain by the Paleozoic (Ordovician) cover of sandstone and dolostones to the south. Regional metamorphism at 1.82 to 1.81 billion years formed mineral assemblages in the Flin Flon belt that range from prehnite-pumpellyite to middle amphibolite facies in the east and upper amphibolite facies in the north and west.

                    The eastern portion of the Flin Flon belt is dominated by fold-thrust style tectonics that is atypical of western and central portions of the belt. It is a south-verging, northeast dipping imbricate that was thrust over the previously amalgamated collage of oceanic and arc rocks to the west. This thrust package has been modified by 1.82 to 1.81 billion years regional metamorphism to lower to middle almandine-amphibolite facies mineral assemblages. Intrusions in the belt are divided into pre-, syn- and late tectonic varieties where the pretectonic group includes intrusions that are coeval with the volcanic rocks, as well as those that crosscut volcanic and Missi supracrustal rocks. Numerous mafic to ultramafic dykes intrude the volcanic rocks.

Local and Property Geology

                    A complex succession of felsic and basalt-dominated heterolithic volcaniclastic rocks host the Flin Flon Main, Callinan and 777 volcanogenic massive sulphide (“VMS”) deposits within the Paleoproterozoic Flin Flon Belt. The north-trending, VMS-hosting, 30 to 700 metre thick volcanic/volcaniclastic succession is recognized for at least five kilometres along strike and has an average dip of 60 degrees east. The volcaniclastic rocks have been interpreted to occupy a volcano-tectonic depression within a basaltic footwall succession.

                    The Flin Flon formation is subdivided into three mappable members containing units of heterolithic and monolithic breccias, rhyolite flows and domes, and massive and pillowed basalt flows and flow-top breccias. It comprises of the Millrock member, which contains the 777 and Callinan mineralization, and the footwall to it with the Blue Lagoon and Club members.

                    The 777 Mine mineralization is hosted in the Millrock member which consists of rhyolitic and basaltic volcanic lithofacies. The hanging wall consists of basaltic flows and intrusive volcanics of the overlying Hidden formation. At 777 the Millrock member can be subdivided into five main mapping units in addition to the mineralization; fragmental basalt, chlorite schist, quartz porphyry rhyolite, intrusives (typically diorite), and mafic/felsic tuffs.

Mineralization

                    The 777 and Callinan deposits occur within an east-facing sequence of volcanic rocks documented as tholeiitic and basalt-dominated, and dated around 1888 million years. The rocks immediately hosting the mineralization, however, consist of quartz-phyric (“QP”) and quartz-feldspar-phyric rhyolite flows and quartz-feldspar crystal-lithic volcaniclastic rocks of rhyolitic composition.

                    The 777 deposit can be divided into two main southeast plunging trends, the North Limb and the South Limb, as well as the West Zone. All three zones lie within the same stratigraphic sequence. The West Zone lies in the footwall in what is interpreted to be a lower thrust slice. Both limbs have the same stratigraphic sequence and most likely represent a structural repeat. On average the lenses strike at 010 degrees and dip to the east at 45 degrees. All zones have a relatively shallow plunge trending at -35 degrees towards 140 degrees. Horizontal widths throughout the deposit range from 2.5 metres to 70 metres in thickness, and can be thicker when two or more zones overlap.

                    There are a total of nine distinct sulphide lenses contained within the 777 deposit. Each of the zones is distinguished based on grade and mineralization type as well as their spatial location. Zone 10 contains varying concentrations of pyrrhotite, pyrite, and chalcopyrite with local sphalerite, arsenopyrite, chalcocite, and chlorite. Zones 15, 50, and 70 are chlorite schist hosted and are typically pyrrhotite and chalcopyrite mineralized with minor amounts of sphalerite, pyrite, arsenopyrite, and magnetite. Zones 30, 33, 40, and 60 are zinc rich with variable amounts of pyrite, sphalerite, and chalcopyrite. Locally, minor pyrrhotite, magnetite, and arsenopyrite are present. In general each trough is relatively zinc rich on the hanging wall and grading towards copper rich in the footwall. The 777 deposit encompasses an area approximately 1,300 metres downplunge by 550 metres across and varying in depth from approximately 870 to 1,600 metres below surface. Lenses in general are fairly continuous with the exception of scattered diorite intrusions.

                    The Callinan deposit is subdivided into two rhyolite horizons termed the East-QP and the West-QP. The East-QP is host to the lenses of the North Zone (northern portion), and the East Zone (southeast portion), and is on the same horizon as the 777 mineralization. The West-QP hosts the South Zone (southwest portion) and its associated lenses. Each of these zones is further subdivided into a number of mineralized lenses. The subdivision of zones into lenses was based on the spatial distribution of the mineralization. The South Zone lenses generally strikes to the north and dips at 50 degrees to the east with a plunge trending at -50 degrees towards 135 degrees. The North and East Zones generally strike at 020 degrees with a 50 degrees dip to the east with a shallow plunge trending at -30 degrees towards 145 degrees.

                    There are a total of 20 sulphide lenses contained within the three broad zones of the Callinan deposit. The Callinan mineralization is a distal deposit that has a matrix supported breccia with variable amounts of wallrock fragments in a fine to medium grained sulphide matrix. The wallrock fragments are intensely altered with chlorite, talc and sericite with some degree of pyritization and carbonation. These lenses contain variable amounts of pyrite, sphalerite, chalcopyrite and minor pyrrhotite. Most of the Callinan lenses show similar metal grades typically averaging 1% copper and 4% zinc for most lenses, with the Dan Zone being the notable exception with an estimated grade of 0.27% copper and 8.60% zinc.

                    Mineralization is generally medium to coarse grained disseminated to solid sulphides consisting of pyrite, chalcopyrite, sphalerite, pyrrhotite, and magnetite. The principle gangue minerals are chlorite and quartz. Alteration minerals include biotite, epidote and actinolite.

Exploration

                    The 777 deposit was discovered when the first hole, 4Q-64, was drilled down to 1,682 metres in 1993 to test the down trend extents of the Callinan deposit. This hole, drilled on the west of Ross Lake, intercepted two zones of VMS style mineralization. With the confirmation of mineralization down trend, this hole was followed up with further drilling from underground at the 840 metre level track drift of the Callinan Mine. The deposit was later named after the discovery hole which intercepted several zones of massive mineralization, the largest of which was 22.52 metres in core length grading 5.358 grams per tonne gold, 55.994 grams per tonne silver, 2.89% copper, and 7.40% zinc. Further exploration drilling was completed from both surface and underground sites. All deep surface holes and several underground holes were pulsed. They used a similar loop configuration and size to that which is currently used, approximately 1,500 metres by 1,000 metres. The results from the geophysical surveys confirmed the geological interpretations.

                    Due to the depth of the 777 Mine, airborne geophysical methods were ineffective for target generation, which left downhole geophysical techniques. The first modern exploration drill hole at the 777 Mine, T7X- 001, was pulsed in late 2004. Following that hole, little exploration work was conducted between 2005 and 2008 with only 56 exploration holes drilled during that four year period. Since 2009, exploration efforts have increased and downhole geophysical surveying of approximately 30 holes was completed, 20 of these using one of the underground footwall loops. These were concentrated on deep footwall drilling, around the West Zone, and in the hanging wall. Among these 30 holes, eight were surveyed in the hanging wall using a surface loop. The quality of the downhole geophysical data can be affected by active mine workings and the proximity of the geophysical apparatus to a large ore body, such as 777, which can leave an imprint of the mine itself on the data.

                    Between May and September 2007 a seismic survey was conducted in the Flin Flon area as part of a joint initiative funded by Natural Resources Canada, Saskatchewan Industry and Resources, as well as Manitoba Industry, Economic Development and Mines, with active participation from Hudbay. During this time period a total of 75 kilometres of high resolution 2D seismic profiles as well as a 3D survey covering approximately 10 square kilometres was completed. Results were hampered by the significant challenges posed by the complex crystalline geology of the area, proximity to an active town, active mining operations, and the highly variable terrain.

                    2011 marked the first year that a concentrated effort on exploration drilling was conducted from underground at the 777 Mine. Much of the drilling up to 2011 was concentrated on defining the current reserve. In excess of 21,000 metres of underground exploration drilling was drilled at the 777 Mine targeting additional resources in the hanging wall, footwall, along strike and in upgrading inferred resources. Significant knowledge was gained on the stratigraphy of the deposit.

                    The drilling for the original Callinan deposit, and surface exploration in the area, has been completed mainly by Major Midwest Drilling. Core sizes typically consisted of AW-34, BQ, and NQ. The modern 777 Mine drilling began in the early 2000s for a total of 1,621 drill holes. All holes, except a geotechnical shaft pilot hole, were drilled from underground by Major Midwest Drilling with AW-34, AQTK and BQ core sizes. Drill hole spacing along the deposit is generally 30 to 50 metres. Core recovery is near 100% for all holes. Drilling was categorized as definition, exploration, or geotechnical. Geotechnical drilling was completed in areas of planned underground infrastructure to ensure competency. Whole core was retrieved from three or six metre core barrels. A summary of the diamond drilling, completed to the end of September 2011, is shown in the following table:

Location	Type of Drilling	Number of Drill Holes	Total Metres	Number of Assays
777 Mine	Definition Drilling	1,367	159,900.25	53,646
	Exploration Drilling	192	59,390.54	6,572
	Geotechnical Drilling	62	4,818.50	279
	Total:	1,621	224,109.29	60,497

Callinan and Surface Drilling	Definition Drilling	1,200	161,452.61	33,721
	Exploration Drilling	793	233,999.69	19,338
	Geotechnical Drilling	6	193.79	211
	Total:	1,775	346,140.72	52,235
Combined Total:		3,396	570,250	112,732

               Downhole deviation surveys completed during the 1993 to 1997 drilling consisted of Tropari magnetic instrument readings and acid tests. The modern downhole surveys, starting in 2003, were recorded using a Reflex EZ Shot instrument or, to a lesser extent, with a FlexIt instrument. Surveys are often completed at regular intervals of 30 to 50 metres down the hole. There is no known drilling, sampling, or recovery factors that could materially impact the accuracy or reliability of the results.

Sampling and Analysis

               Estimated total sulphide percentages are recorded in a sample tag book with a unique sample number for each sample interval. The samples are labelled on the core and are recorded in the sample booklet. The majority of sample intervals from definition and exploration drilling were whole rock sampled with the core placed in a plastic bag with its unique sample identification tag. Typically when exploration drilling in new areas, all samples are either split or cut in half with a diamond saw. Half of the core was placed into a plastic bag with its unique sample identification tag and the other half of the core was returned to the core box for storage.

               A total of 112,732 samples from 3,396 drill holes were submitted to the Flin Flon assay laboratory for analysis. The average length for these sample intervals was 1.62 metres. The sample preparation, analyses and security procedures are considered to be industry standard and are adequate and acceptable.

Bulk Density

               Bulk density measurements were taken on 2,982 of the mineralized samples selected for assaying. The measurement methodology consisted of first weighing the core sample in air, then, the sample was suspended in a tub filled with water by a chain on the underside of the scale in such a way that it did not touch the sides of the water-filled tub and the weight of the submerged sample was recorded.

Assay Methodology

               All samples collected from drill core were analyzed at the Hudbay assay laboratory in Flin Flon. The samples were analyzed for the following elements: gold, silver, copper, zinc, lead, iron, arsenic and nickel. Base metal and silver assaying was completed by aqua regia digestion and read by a simultaneous inductively coupled plasma unit. The gold analysis was completed on each sample by atomic absorption analysis after fire assay lead collection. All analytical balances are certified annually by a third party. Check weights are used daily to verify calibration of balances. All metal standards used to make the calibration standards for the atomic absorption analysis and inductively coupled plasma are certified and traceable. Each is received with a certificate of analysis. The Flin Flon assay laboratory was recently certified, in December 2011, to the ISO 9001 quality management system.

Quality Assurance and Quality Control

               As part of Hudbay Quality Assurance and Quality Control (“QAQC”) measures, a portion of the pulp duplicates were sent to Acme Analytical Laboratories Ltd. (Acme) in Vancouver, British Columbia for comparison and verification purposes since early 2006. QAQC measures also involve the use of blank materials, reference standards, internal duplicates, and repeats.

               During the drilling programs at 777 a total of four different types of blanks were inserted into the sample stream between early 2000 and September 2011. Since 2003, blanks are inserted at a rate of one for every 50 assays. Standards were first introduced at Hudbay mines starting in 1999 and have been common practice since 2003. The Series 1, 2, and 3 standards are non-certified standards that were prepared at the Hudbay laboratory with the intent of monitoring the laboratory performance. Standards are inserted into the sample stream at every 20th assay interval. The process of running duplicate assays has been in progress at Hudbay since mid 2004. Duplicates are run at the Hudbay laboratory, representing an internal check, and also at Acme as an external independent check. Repeats, typically referred to as ‘blinds’, were implemented by Hudbay in December of 2006, and are run on a monthly basis. The results are considered an internal independent check on the Hudbay assay laboratory results.

Data Verification

               Examination and mapping of the underground drifting visually confirmed the geology and VMS style of mineralization. As well, the examination of drill core for several holes has also confirmed the mineralization and geology and compared well to underground mapping with drill logs and assays. Database geology was deemed to be reasonably accurate.

               A visit was conducted to the 777 core logging and storage area, exploration core storage facility, and the Hudbay assay facility and were deemed to be secure and in reasonable condition. Discussions were had with current and former geologists as well as other personnel that have worked at the deposit to verify various details of the mining, infrastructure, geology, drilling and sampling.

               The validation of the 777 database was carried out and subjected to a range of checks. Minor errors were noted and fixed if possible, but were deemed minor in nature and have minimal effect on the resource. As another test of the database validity a review was done on the QAQC program for the 777 Mine. A few obvious errors were noted where the standard or blank was mislabelled and was rectified accordingly. The QAQC was deemed acceptable.

               Full verification of the data was not able to be completed as a small portion of the data, from the Callinan portion of the deposit is considered historic in nature. Given that the Callinan portion of the deposit is mainly mined out and historic samples are not typically used for interpolation due to the existence of modern drilling information, the data was deemed acceptable for resource and reserve estimations. The data is relatively free from errors and is sufficient for the purposes of the 777 Report.

Security of Samples

               For security purposes, all sample preparation, splitting, handling, and storage was in the control of Hudbay personnel at all times in accordance with then applicable chain of custody policies which were consistent with industry standards at the time. A documented full chain of custody procedure was implemented at Hudbay in August 2011. Data verification measures by the author of the 777 Report suggest that copper and zinc assays were consistent with the mineralization observed in the core. Precious metal assays also generally correlated well with the mineralization features. There are no factors that could have materially impacted on the accuracy and reliability of the sample preparation, security, and analytical procedures and that those used are appropriate and adequate for VMS type mineralization.

Mineral Reserve and Mineral Resource Estimates

               See “The Corporation – Updated Summary of Mineral Reserves and Mineral Resources” for the estimated Mineral Reserves and Mineral Resources for the 777 Mine as of December 31, 2011.

Mining Operations

               The 777 Mine is a multi-lens orebody with shaft access down to the 1,508 metre level. The mine consists of an internal ramp that provides access to each mining level. The 777 Mine began initial production in 2003 and steadily increased to full production in 2006, mining approximately 1.4 to 1.5 million tonnes per year.

               A ramp access from surface is currently being developed to the 440 metre level of the Callinan North lens for mining purposes. This ramp will provide access to the ore of the upper Callinan lenses termed the 777 North expansion, which is operated, and to an extent, serviced independently from the 777 Mine. The ramp will also have the added benefit of providing the 777 Mine with ramp access after completion, in late 2013 to the 440 metre level.

               Longhole open stope is the mining method used at the 777 Mine, which is a non-entry bulk mining method requiring minimal ground support with high productivity and low cost per tonne. Longhole stopes are mined at 15 metres to 17 metres vertical sill to sill intervals. Stope strike lengths are generally 16 metres with widths of two to 100 metres, with an average of approximately 20 metres. Retreat longhole open stope and cut and fill are the mining methods planned for the 777 North expansion, for the upper Callinan lenses. Longhole stopes will be mined using a similar method as at the 777 Mine. Approximately 31.6% of the mineral reserve will be mined using cut and fill mining, 37% using longhole mining with the remaining 31.4% being mined by undercutting.

               Current production rates are expected to be approximately 4,000 tonnes per day for the 777 Mine and 330 tonnes per day at the 777 North expansion based on 363 days of production per year. This yields an expected mine life through to 2020 for the 777 Mine, while 777 North expansion is expected to end production in 2017.

               Ore is processed at the Hudbay Flin Flon concentrator. The Flin Flon concentrator is capable of producing two concentrates; a zinc concentrate and a copper concentrate with gold and silver credits. The Flin Flon concentrator typically processes approximately two million tonnes of ore annually. The ore from each mine is stored separately and batch crushed to 20 millimetres in a two stage closed circuit crushing plant. The grinding circuit consists of two 1200 Hp open circuit rod mills in parallel and one 5,000 Hp ball mill. The ball mill operates in closed circuit with 6x500 millimetre cyclones to produce a final product size of 80% passing 70 microns. Copper and zinc minerals are recovered in sequential flotation circuits, with gold and silver mineralization recovered to the copper concentrate. The copper circuit consists of roughing, scavenging and two stages of cleaning. Scavenger concentrate and first cleaner tailings report back to the ball mill for regrinding. Lime is added during the process to maintain pH levels in the roughers. The primary copper collector is used to enhance gold recoveries.

               Tailings from the copper circuit report to conditioning tanks at the head of the zinc circuit. Additional lime is added to increase the pH levels, and copper sulphate is added to the slurry to activate the sphalerite and make it available for flotation. The zinc circuit consists of roughing, scavenging and three stages of cleaning.

               Target concentrate grades are approximately 24.5% copper and 51.5% zinc. Both concentrates are dewatered with high capacity thickeners. The copper concentrate is filtered by a Larox pressure filter, achieving a moisture content of 8%, while the zinc concentrate is filtered by vacuum disc filters.

               The copper concentrate is loaded onto railcars and shipped by rail for sale to customers. The zinc concentrate is mixed with other zinc concentrate from the company’s Snow Lake mill and third party concentrate, if available. The mixed concentrate is then reground to 98% passing 44 micron and is thickened to produce a slurry that is pumped into the zinc pressure leach and electro-winning plant for processing.

               The 777 Mine will be subject to federal and provincial income taxes, as well as the Manitoba mining tax. The combined federal and provincial tax rates are assumed to be approximately 27% for the life of mine.

               The 777 copper concentrate that is produced follows a general contact agreement that Hudbay has in place with Xstrata Copper until December 31, 2019. The zinc concentrate is refined at the wholly-owned Hudbay zinc plant located in the Flin Flon Metallurgical complex. Hudbay conducts ongoing research of metal prices and sales terms as part of normal business and long range planning process.

               The 777 Mine has been in commercial production since 2004 and the original project capital has already been paid back and ongoing capital is defined as sustaining capital. The life of mine sustaining capital costs are estimated to be C$162.12 million. The total operating life of mine costs are estimated to be C$115.47 per tonne milled or C$1,430.1 million for the life of mine.

               The 777 North expansion site was described as an “alteration to process” of the existing 777 Mine site, and did not require any additional environmental investigation during the approval process. The 777 North expansion received Construction Approval PC10-147 from Saskatchewan Ministry of Environment in October of 2010.

               All water from the 777 Mine is discharged to an internal drainage channel, which drains to the Lake Bottom Reservoir. Water from the reservoir is pumped to the Flin Flon Tailings Improvement System for treatment, and then discharged at the licensed discharge location at the North Weir. Water quality samples from the 777 Mine discharge are collected on a weekly basis and analyzed for metals and suspended solids. Water quality at the Flin Flon Tailings Improvement System North Weir final discharge is analyzed on a daily basis to ensure it complies with environmental regulations for effluent discharge.

               Hudbay has close ties to the neighbouring communities of Flin Flon and Creighton. Ongoing communications with these communities provides for continued good relations.

               Closure and remediation plans, including detailed costs associated with the 777 North expansion, will be incorporated in future FFMC Closure Plans. Orders of magnitude costs associated with mine openings and waste rock would be C$200,000. Only one new vent raise and the portal will require decommissioning. All other openings already exist and are covered under the 777 Mine closure plan.

               The 777 Mine closure plan addresses surface infrastructure only. It is assumed that the underground will be decommissioned prior to completion of production. All buildings will be demolished, as well as the vent raise and backfill raise huts. The shaft, vent raises and exhaust will be capped. Contaminated soils will be excavated and disposed of. The final surface will be graded to direct surface run-off towards the Lake Bottom Reservoir at the Flin Flon Metallurgical Complex. The access road will be scarified as part of the Flin Flon Metallurgical Complex area closure plan. Growth medium will be placed, seeded and fertilized. A limited period of post-closure monitoring of the revegetated area will be required at the 777 Mine site.

SAN DIMAS MINES, MEXICO

               A technical report was prepared in accordance with NI 43-101 entitled “San Dimas Property, San Dimas District, Durango and Sinaloa States, Mexico, Technical Report for Silver Wheaton Corp.” dated April 16, 2012 and authored by John Morton Shannon, P.Geo., Rodney Webster, M.AIG, Herbert A. Smith, P.Eng., all of AMC Mining Consultants (Canada) Ltd., and Alan Riles, M.AIG, of Riles Integrated Resource Management Ltd. (the “San Dimas Report”). The following description of the San Dimas Mines has been summarized, in part, from the San Dimas Report. Readers should consult the San Dimas Report to obtain further particulars regarding the San Dimas Mine. The San Dimas Report is available for review under the Corporation’s profile on the SEDAR website located at www.sedar.com.

Property Description and Location

               The San Dimas Mines are located on the borders of the Durango and Sinaloa states, approximately 125 kilometres north-east of Mazatlan, Sinaloa and 150 kilometres west of the city of Durango, Durango, in Mexico. The property is centered on latitude 24°06’N and longitude 105°56’W.

               The San Dimas property consists of 66 contiguous concessions covering 24,966 hectares, having expiry dates ranging from 2019 to 2060. As per Mexican requirements for grant of tenure, the concessions comprising the San Dimas Mines have been surveyed on the ground by a licensed surveyor. All appropriate payments have been made to the relevant authorities and the licenses are in good standing. Primero Mining Corp. (“Primero”) has secured surface rights by either acquisition of private and public land or by entering into temporary occupation agreements with surrounding communities. There are no royalties payable to any entity, including any governmental entity as current Mexican legislation does not require government royalty payments. Primero has secured surface rights by either acquisition of private and public land or by entering into temporary occupation agreements with surrounding communities.

               Primero also holds the appropriate permits under local, State and Federal laws to allow mining operations. The main environmental permit is the Licencia Ambiental Unica under which the mine operates its “industrial facilities”. Any expansion of the processing plant will require an amendment to this licence. Other significant permits are those related to water supply and water discharge rights. There is a waste pad project ongoing for which both the environmental impact study and the technical justification study have been presented to Secretaria de Medio Ambiente y Recursos Naturales, the Mexican environmental protection agency. In addition, permits have been requested from the Commission National de Agua regarding the Piaxtla River diversion that is part of this waste pad project.

               The San Dimas property is subject to a full closure plan and reclamation of the site upon cessation of operations, which would involve all facilities currently being used (mill, hydro plant, mines, surface infrastructure, power line, roads, current dry tailings). Primero is currently dealing with two past environmental liabilities: reclamation of old San Antonio milling facilities and closure/reclamation of old Contrestacas tailings facilities. All work is expected to be completed by mid 2014. In addition, there was a cyanide spill from a tailings pipe at the Tayoltita tailings operation in January 2012, which the Mexican federal attorney for environmental protection and the Mexican national water commission believe to be localized.

Access, Climate, Local Resources, Infrastructure and Physiography

               Access to the San Dimas area is by air or road from the city of Durango. Most of the personnel and light supplies for the San Dimas Mines arrive on Primero’s regular flights from Mazatlan and Durango. Heavy equipment and supplies are brought in by road from Durango.

               The climate of the San Dimas area is semi-tropical, characterized by relatively high temperatures and humidity, with hot summers (maximum about 35 degrees Celsius) and mild winters. At higher elevations in the Sierra, frosty nights occur in the winter (November to March). The majority of the precipitation occurs in the summer (June through September); however, tropical rainstorms during October to January can result in considerable additional rainfall. The total average annual rainfall varies from about 66 to 108 centimetres. Weather does not affect the operations and mining is carried out throughout the year.

               Water for the mining operations is obtained from wells and from the Piaxtla River. Water is also supplied by Primero to the town of Tayoltita from an underground thermal spring at the Santa Rita mine. Electrical power is provided by a combination of Primero’s own hydro generation system (Las Truchas) and the Federal Power Commission Supply System. Primero is considering increasing the power generation of the Las Truchas facility from 50 gigawatts to 150 gigawatts.

               The main infrastructure of the San Dimas district consists of roads, a townsite, an airport, the crushing and processing facilities of the Tayoltita mill, the old San Antonio mill, the Tayoltita/Cupias and San Antonio tailings facilities, the Las Truchas hydro generation facilities, a diesel power plant and the San Dimas Mines, which is divided into five blocks: West Block; Sinaloa Graben Block; Central Block; Tayoltita mine and Santa Rita mine. The San Antonio facility is currently under reclamation.

               Mining at the San Dimas Mines is done by a mixture of contract mining and Primero personnel. Tayoltita is the most important population centre in the region with approximately 8,000 inhabitants, including mining personnel, and the population outside of this centre is sparse. The Tayoltita mine is the closest operation to the process plant and the town of Tayoltita and is located 400 metres north east of the process plant. The Santa Rita mine is located three kilometres upstream from Tayoltita. The Central Block is currently the most active mine and is located 2,000 metres downstream from the process plant. The Sinaloa Graben mine is the most recent operation integrated to production, and is located 1,000 metres downstream from the Central Block mine. The West Block mine is located seven kilometres west of the Tayoltita mine in the State of Sinaloa.

               The San Dimas district is located in the central part of the Sierra Madre Occidental, a mountain range characterized by very rugged topography with steep, often vertical walled valleys and narrow canyons. Elevations vary from 2,400 metres above mean sea level on the high peaks to elevations of 400 metres above mean sea level in the valley floor of the Piaxtla River. Vegetation is dominated by pines, junipers and, to a lesser extent, oaks at higher elevations, while lower slopes and valleys are covered with thick brush, cacti and grass.

History

               The San Dimas property contains a series of epithermal gold silver veins that have been mined intermittently since 1757. Modern mining began in the 1880s, when the American San Luis Mining Company acquired the Tayoltita mine and American Colonel Daniel Burns took control of the Candelaria mine and began working in the area, and has continued under different owners to the present. By 1940, the San Luis Mining Company had acquired the Candelaria and the Contraestaca mines.

               A mining law introduced in 1959 in Mexico required the majority of a Mexican mining company to be held by a Mexican entity and forced the sale of 51% of the shares of the San Luis Mining Company to Mexicans. In 1961, the Minas de San Luis S.A. de C.V. was formed and assumed operations of the mine. In 1978, the remaining 49% interest was obtained by Luismin S.A. de C.V.

               In 2002, Wheaton River Minerals Ltd. (“Wheaton River”) acquired the property and, in 2005, Wheaton River merged with Goldcorp Inc. (“Goldcorp”). Through its wholly-owned subsidiary, Primero Empresa, Primero acquired the San Dimas Mines from subsidiaries of Goldcorp in August 2010.

               In the San Dimas mining district there are historical records that mention workings since 1757, but it was not until 1890 that there were formal operations by the San Luis Mining Company and Mexican Candelaria Company. In 1904, the first cyanide mill in Mexico was built at Tayoltita. By 1940, the Candelaria mine had been mined out.

               In the 1960s, higher grade discoveries led to the first deep drilling campaigns and to the initial long tunnels. In 1975, the first 4.5 kilometre tunnel was completed in the Tayoltita mine, this being an area where ore discoveries such as the San Luis vein had taken place following the “Favourable Zone” concept aided by field geology. In the 1980s, American and Mexican groups commenced operations that led to the first geophysical and geochemical exploration in the east “Tayoltita-Santa Rita” block.

               By the late 1980s and early 1990s, the Favourable Zone concept and gold/silver ratios supported by fluid inclusion and thermal fusion studies led to discovery of the San Antonio and Santa Rita deposits. After acquisition of the whole property by the Mexican group there was a significant reduction in exploration activities throughout the whole mining district.

               In 2002, foreign investment returned and the operation was acquired as a whole, which resulted in a substantial increase in drilling “long” drillholes combined with the development of long tunnels perpendicular to the general trend of veins.

               Historical production through to the end of 2011 from the San Dimas Mines is estimated at 11 million ounces of gold and 582 million ounces of silver.

Geological Setting

Regional Geology

               The general geological setting of the San Dimas district includes two major volcanic successions totalling approximately 3,500 metres in thickness, which have been described as the Lower Volcanic Group (“LVG”) and the Upper Volcanic Group (“UVG”) and are separated by an erosional and depositional unconformity.

               The LVG is of Eocene age, predominantly composed of andesites and rhyolitic flows and tuffs and has been locally divided into six units. The LVG outcrops along the canyons formed by major westward drainage systems and has been intruded by younger members of the batholith complex of granitic to granodioritic composition. The Socavón rhyolite is the oldest volcanic unit in the district, its lower contact destroyed by the intrusion of the Piaxtla granite. The Socavón rhyolite is more than 700 metres thick and is host for several productive veins in the district. Overlying the Socavón rhyolite is the 20 to 75 metres thick, well-bedded Buelna andesite that is remarkably persistent throughout the area. The Buelna andesite is overlain by the Portal rhyolite, a grey, cream to purple coloured rock containing potassic feldspar and quartz cementing small (five to ten millimetres) volcanic rock fragments. It ranges in thickness from 50 to 250 metres and is also prevalent throughout the district.

               The overlying Productive Andesite is more than 750 metres in thickness and has been divided into two varieties based on grain size, but of identical mineralogy. One variety is fragmental (varying from a lapilli tuff to coarse agglomerate), and the other has a porphyritic texture (one to two millimetres plagioclase phenocrysts).

               Above the Productive Andesite, the overlying Camichin unit, composed of purple to red interbedded rhyolitic and andesite tuffs and flows, is more than 300 metres thick. It is the host rock of most of the productive ore shoots of Patricia, Patricia 2, Santa Rita and other lesser veins in the Santa Rita mine.

               The Las Palmas Formation, at the top of the LVG, consists of green conglomerates at the base and red arkoses and shales at the top, with a total thickness of approximately 300 metres. This unit outcrops extensively in the Tayoltita area. The lower contact between the LVG and the underlying Productive Andesite is unconformable.

               The predominant plutonic events in the district resulted in intrusion of the LVG by granitic to granodioritic intrusives, part of the Sinaloa composite batholith. Other intrusives cutting the LVG include the Intrusive Andesite, the Elena aplite and the Santa Rita dacitic dikes. The even younger Bolaños rhyolite dike, and the basic dikes intrude both the LVG and UVG. Intrusive activity in the western portion of the Sierra Madre Occidental has been dated continuously from 102 to 43 million years. The UVG overlies the eroded surface of the LVG unconformably.

Local and Property Geology

               In the San Dimas district, the UVG is divided into a subordinate lower unit composed mainly of lavas of intermediate composition called Guarisamey Andesite and an upper unit called the Capping Rhyolite. The Capping Rhyolite is mainly composed of rhyolitic ash flows and air-fall tuffs and is up to 1,500 metres thick in the eastern part of the district; however, within most of the district it is about 1,000 metres thick. The San Dimas district lies within an area of complex normal faulting along the western edge of the Sierra Madre Occidental. Compressive forces first formed predominantly east-west and east-northeast tension gashes that were later cut by transgressive north-northwest striking slip faults. The strike-slip movements caused the development of secondary north-northeast faults, with right lateral displacement. Five major north-northwest-trending normal faults divide the district into five tilted fault blocks generally dipping 35 degrees to the east.

Exploration

               Historically, exploration of the Favourable Zone at San Dimas Mines has been done both by diamond drilling and by underground development work. Diamond drilling is predominantly done from underground stations as both the rugged topography (i.e. access to surface drill stations) and the great drilling distance from the surface locations to the target(s) makes surface drilling both challenging and expensive. Exploration drilling and the exploration underground development work are done both in-house and by use of contractors, such contractors being Services Inter Lab of Mexico, S.A. de C.V. and Mr. Jose Valente Nevarez Samaniego.

              Channel samples are routinely taken every three metres in all development in vein, and stoping is sampled every two rounds (six metres). Sample limits within the vein are based on texture and mineralogy changes. No sample is more than 1.2 metres in length and the minimum sample width is 0.2 metres. A second cut is taken across the vein as a validation and the results averaged for grade control purposes. A tarpaulin is laid down below the sample line. The samples are taken as a rough channel along the marked line, ensuring that the unit is sampled in a representative fashion, with large slabs being broken and sub-sampled. The total sample which has collected on the tarpaulin is broken with a hammer, mixed and “quartered” such that a two kilogram sample is bagged and labelled with sample number and location details. Samples are dispatched to the Primero Tayoltita Mine Laboratory. Sketches of the face sampled are filed, showing samples’ physical locations from surveying and the measured width of each sample. Since January 2012, 15% of all channel samples have been sent to the independent SGS laboratory in Durango. These samples will have QAQC procedures applied and will be of a standard that can be reliably used for estimation of Mineral Resources. The vein mapping and channel sampling is continually plotted on plans and both used for grade control and for Mineral Resource estimation.

Mineralization

               The deposits of the San Dimas district are high grade, silver-gold-epithermal vein deposits characterized by low sulphidation and adularia-sericitic alteration. They were formed during the final stages of igneous and hydrothermal activity from quartz-monzonitic and andesitic intrusions. Typical of epithermal systems, the gold and silver mineralization at the San Dimas Mines exhibits a vertical zone with a distinct top and bottom that the prior owner of the mine termed the “Favourable Zone”. At the time of deposition, this Favourable Zone was deposited in a horizontal position paralleling the erosional surface of the LVG on which the UVG was extruded.

               The mineralization is typical of epithermal vein structures with banded and drusy textures. Within the San Dimas district, the veins occupy east-west trending fractures except in the southern part of Tayoltita where they strike mainly northeast and in the Santa Rita mine where they strike north-northwest. The veins were formed in two different systems. The east-west striking veins were the first system developed, followed by a second system of north-northeast striking veins. Veins pinch and swell and commonly exhibit bifurcation, horse-tailing and sigmoidal structures. The veins vary from a fraction of a centimetre in width to 8 metres, but average 1.5 metres. They have been followed underground from a few metres in strike length to more than 1,500 metres.

               Three major stages of mineralization have been recognized in the district: (1) early stage; (2) ore forming stage; and (3) late stage quartz. Three distinct sub-stages of the ore forming stage also have been identified, each characterized by distinctive mineral assemblages with ore grade mineralization always occurring in the three substages: (1) quartz-chlorite-adularia; (2) quartz-rhodonite; and (3) quartz-calcite. The minerals characteristic of the ore forming stage are composed mainly of white, to light grey, medium to coarse-grained crystalline quartz with intergrowths of base metal sulphides (sphalerite, chalcopyrite and galena) as well as pyrite, argentite, polybasite, stromeyerite, native silver and electrum. The ore shoots within the veins have variable strike lengths (five to 600 metres); however, most average 150 metres in strike length. Down-dip extensions of ore shoots are up to 200 metres but are generally less than the strike length.

Drilling

               All drilling was previously termed exploration drilling and collected data well away from the underground development that was intensively tested by channel sampling. Commencing in 2011, drilling designed to convert Inferred Mineral Resources to Indicated Mineral Resources was designated as delineation drilling and drilling designed to explore the extension of known veins and test new targets was designated as exploration drilling. Exploration drilling is designed to explore the extension of known veins and test new targets. Diamond drilling can collar HQ or NQ size with the vein generally cored a BQ size. In recent times this has been an AQTT finish which is almost BQ size. Diamond drilling is carried out both in-house and by the use of contractors. The drilling conducted in 2011 is shown in the following table.

Area	Number of Drill Holes	Metres	Number of Targets	Significant Intercepts
Arana Hanging Wall	21	12,238	6	1
Central Block	100	25,572	10	10
Sinaloa Graben	64	18,242	13	15
Total	184	56,052	29	26

               Drill holes are typically drilled to get the best intersection possible such that the intersected width is as close as possible to the true width, while giving vertical coverage. Drilling underground is achieved by drilling from one vein development to another, or from specific drill stations. Holes are typically 200 to 250 metres long and generally between +/- 50 degrees in dip, while surface drilling can be up to 700 metres deep. Generally, fans are drilled on multiple sections from one set up. Since October 2011, samples have been sent for analysis to the SGS laboratory in Durango and bulk density measurements have been systematically taken on core samples.

               Exploration drilling in 2011 and early 2012 was concentrated on the Sinaloa Graben, located between the West Block (San Antonio mine) and the Central Block, and between the Central Block (Robertita) and the Arana Hanging Wall, located between the Tayoltita mine and the Santa Rita mine.

               The Sinaloa Graben is a North-South trending block more than seven kilometres long by almost two kilometres wide, bounded by two regional faults, Limoncito on the east and Sinaloa on the west, containing more than 20 veins of which only two, San Juan and San Vicente veins have been mined with the remainder of the veins unexplored. The Aranza vein, discovered while drifting in Sinaloa Graben, yielded 5.2 grams per tonne of gold and 543 grams per tonne of silver over 2.2 metres. The newly discovered Elia vein, along the same drift, also showed high-grade, with 12.9 grams per tonne of gold and 1,125 grams per tonne of silver over three metres. Results have also proven high-grade mineralization extends beyond the Sinaloa Graben to the west (West Block) and at depth. The Victoria vein, 300 metres to the west of Sinaloa Graben, showed 12.6 grams per tonne of gold and 685 grams per tonne of silver over 1.5 metres true width and 10.5 grams per tonne of gold and 498 grams per tonne of silver over 3.68 metres true width, which is a much higher grade and width than the current average.

               In the Central Block, drilling indicated that the known mineralization extends to a depth of at least 150 metres below the deepest current exploitation level.

               In the Arana Hanging Wall area, drilling results successfully confirmed the presence of mineralization at above average Mineral Reserve grade but at narrow widths. Holes A-25-230 (2) and A-25-230 (3) returned 3.0 grams per tonne of gold and 581 grams per tonne of silver in a width of 0.60 metres and 5.9 grams per tonne of gold and 234 grams per tonne of silver over 0.40 metres of true width.

               Bulk density measurements have been systematically taken on drill core since October 2011 as part of the core processing activity. This is being done on core samples representing every sample interval within a determined zone around the vein intervals. Bulk Density is determined by the water immersion method. The samples are weighed in air, recorded, then placed in a basket suspended in the water and the weight is again recorded. The samples are not waxed or sealed.

Sampling and Analysis

               The majority of the data utilized in the Mineral Resource estimation has been generated in the Tayoltita Mine Laboratory with some samples having been assayed at the San Antonio laboratory, which was decommissioned in 2004. Both laboratories have been owned and operated by the mine, and have not been accredited at any time.

               The Tayoltita Mine Laboratory was audited in early 2012. The outcome of the audit states that the Tayoltita Mine Laboratory and the quality of the data produced is not up to industry standards and the assays are of poor quality. The auditor noted poor quality of the data and, in a meeting with Primero, noted concerns over poor sample preparation procedures, flawed assaying, that no certified standards had been used since 2009, and the likelihood for mixed-up and duplicate sample numbers. Due to the quality of the data not being up to industry standards, a set of tasks was put in place in order to support current and future Mineral Resource and Mineral Reserve estimates. The most important activity involved a review of the reconciliation process and the comparison based on the laboratory figures to the metal in doré. The fact that San Dimas is an operating mine that has been successfully producing precious metals for many decades means that reconciliation is an important indicator of the reliability of Mineral Resource and Mineral Reserve estimates. This is particularly the case when data underpinning those estimates is of questionable reliability. Primero has implemented revised quality control procedures and is utilizing an external laboratory for all drill samples and approximately 10% of channel samples, until equipment at the site laboratory can be replaced.

               Samples are delivered to the Tayoltita Mine Laboratory on an ongoing basis. The building is located in a fenced area and consists of a central corridor with the various activities taking place in rooms off it. There are no formal sample transmission and reception procedures, and checking of sample numbers is difficult and not assisted by the reuse of sample numbers over time. Samples are placed in bowls and dried in a small drying oven, but drying facilities are limited. Crushing is carried out in a Marcy jaw crusher and pulverizing is carried out in two disc mills and one small ring and puck mill. Sample pulps are delivered to the weighing room. Since October 2011 all drill core has been sent to Durango to the SGS laboratory.

               Gold values were determined by Fire Assay using a ten gram fire assay charge, finished by gravimetric means. The small charge is governed by the size of the fusion crucibles which is dictated by the size of the furnaces. While some standards are used by the Tayoltita Mine Laboratory, since 2009 these have not been certified standards. Until recently, pulps were held for one month and then discarded, which did not give time to review any QAQC data and re-run batches.

               Data is entered by Laboratory personnel into a daily Excel spreadsheet which is placed on the server giving access to the Primero personnel on a daily basis. The results for geology can only be accessed by geology staff and the cells are protected with only the laboratory having the ability to cut and paste into a database. While some limits to access are in place on the daily sheet there is not a secure database within the laboratory. In addition manual transcriptions take place in the laboratory process.

               As part of the data verification procedures, the historical QAQC data supplied by Primero was investigated and some of the data provided was replotted. The analysis reinforces the observations of the 2012 audit and found a poor correlation between the SGS and Tayoltita Mine Laboratory results, blanks well above background levels for gold and silver, and gold standards not falling within acceptable limits. It was also recommended that both the Tayoltita Mine Laboratory and the Primero geology group adopt the use of certified standards and standard control plots for ongoing tracking and for QAQC reports that should be produced monthly.

               On the basis of the data being of relatively poor quality, AMC Mining Consultants (Canada) Ltd. undertook a number of checks in order to ensure the data was managed and utilized correctly. These checks included:

  Assay Integrity – The daily laboratory results sheets of the Tayoltita Mine Laboratory, and the results database, were reviewed to see if results could be changed;
  Data Flow – Five entries were randomly selected from the resource database underpinning the polygonal resource estimates, and the data supporting the estimates was reviewed;
  Mill Reconciliation – The results of a mill reconciliation exercise undertaken by Primero in December 2011 were reviewed. The reconciliation exercise had been carried out to ensure that mining decisions were based on sound grade figures and to identify if there was a correlation between the daily grades and the final month-end reported grades, which are prepared based on gold/silver poured during the month. For the entire month a daily sample of the ball mill feed was taken at the automatic sampler located at the end of the belt feeding the surge bin and prepared/split under supervision. One sample was sent to the Tayoltita Mine Laboratory while a duplicate sample was sent to the external SGS lab located in Durango. In addition the “pulps” generated at Tayoltita Mine Laboratory on a daily basis were sent to SGS lab to be assayed. Primero worked to ensure that the samples sent to the Tayoltita Mine Laboratory and SGS lab were representative of the daily mill feed and were duplicate samples;
  Model Depletion – The tonnes mined and the gold and silver produced from the Roberta vein was reported from the block model prepared in 2012, and compared to production. The Roberta vein was chosen for this exercise as it could be reconciled based on the wireframes for mining carried out in a particular year. The model tonnes and grade were compared to the sum of the monthly reconciled production as prorated back to the Roberta vein for the whole of 2009;
  Production Comparison – The monthly production comparison conducted by Primero based on individual veins was reviewed. The mine figure was reconciled to the mill figure (before certain small adjustments); and
  Exploration Data – Pulps that had been sent to the SGS Durango laboratory were returned to the Tayoltita Mine Laboratory and assayed. The assay data from SGS and the Tayoltita Mine Laboratory were reviewed.

               As a result of this review, it was accepted there has been an issue with the Tayoltita Mine Laboratory. The sample data, however, has to be used in the Mineral Resource and Mineral Reserves estimates in absence of any other available at this time. While the use of this data was considered to be reasonable, as set out below, adjustments have been made to the classifications used. There is no evidence to say that the quality of the sample data affects the gold and silver ounces produced, though it does impinge on decision-making through the mining process. Checks have shown that there is not a gross overestimation of the grade that cannot be explained by dilution, and reconciliation is generally good.

Mineral Reserve and Mineral Resource Estimates

               See “The Corporation – Updated Summary of Mineral Reserves and Mineral Resources” for the estimated Mineral Reserves and Mineral Resources for the San Dimas Mines as of December 31, 2011.

Mining Operations

               The San Dimas Mines operation includes five underground gold and silver mining areas: the West Block (San Antonio mine); the Sinaloa Graben Block; the Central Block, the Tayoltita mine and the Arana Block (the Santa Rita mine). Typical mining of the vein systems is by mechanized cut-and-fill. Waste rock is used as fill material and provides both wall support and a working base from which to take subsequent cuts after the initial sill cut. Vein thickness varies from 0.1 metres to eight metres with the average approximately 1.5 metres. Some veins have a strike length of more than 1,500 metres. Vein dips vary from about 35 degrees to sub-vertical, the latter being decidedly more prevalent. The general mining recovery factor is about 95%, while that for sill mining is about 75%. A factor that is particularly important throughout the San Dimas operations is dilution control. Variability in vein thickness, dip and continuity, accommodation of opening size and shape to equipment constraints, wall sloughing, drill and blast control, and fill dilution may all contribute to overall dilution and grade control problems. The workforce at San Dimas is made up of company personnel (staff and unionized) and contractor personnel. There are approximately 75 contract miners currently on site.

               The Central Block, inclusive of the West Block, is scheduled to provide the majority of mine production during 2012. Production in 2011 was 79,564 ounces of gold and 4.6 million ounces of silver, while that for 2010 was 85,429 ounces of gold and 4.5 million ounces of silver. The San Dimas underground development plan for 2012 envisages a similar development rate and number of metres of advance as achieved in 2011, namely about 79 metres per day. The mine production plan for 2012 has a target of 714,000 tonnes at a grade of 3.74 grams per tonne of gold and 225 grams per tonne of silver.

               The San Dimas District now has one milling facility at Tayoltita to process the production from the four active mining areas in San Dimas. The Tayoltita mill has a conventional process flowsheet that employs crushing and grinding followed by cyanidation and zinc precipitation for recovery of the gold and silver. The Tayoltita mill presently employs two-stage crushing and two ball mills (12’ x 14’) that can operate simultaneously or separately to achieve 70% to 75% passing 200 mesh. Leaching is completed in a series of tanks providing 72 hours of leach residence time. The pregnant solution is recovered in a counter current decant circuit with the gold and silver recovered from solution in a zinc precipitation circuit. Pumping systems have been installed to transport the high density tailings (53% solids) slurry to a box canyon nearly two kilometres distant and with 125 metres elevation gain, relying on a Putzmeister piston pump with three Geho piston diaphragm pumps as back-up. A second Putzmeister piston pump is being added as a back-up system to eliminate the use of the Geho pumps by the end of 2012. Refining uses an induction furnace to produce 1,000 ounce gold and silver doré bars (average 98% pure). An expansion is being contemplated to either 2,500 tonnes per day or 3,000 tonnes per day and preliminary engineering has been completed.

               Gold and silver doré in the form of bullion that was produced from the mines has been shipped to the Johnson Matthey refinery in Salt Lake City, Utah. The terms of the Johnson Matthey refinery charge are understood to be $0.20 per ounce of doré received plus $1.00 per ounce of recoverable gold, which are within industry norms. Outturn of gold and silver takes 20 business days and 30 business days, respectively, following receipt of the doré at the refinery.

               On October 15, 2004, the previous owner of the San Dimas Mines, entered into a silver purchase agreement to sell 100% of the payable silver produced for a period of 25 years to a subsidiary of Silver Wheaton. On August 6, 2010, upon Primero’s acquisition of the San Dimas Mines, the silver purchase agreement was amended. Primero assumed the obligation to sell Silver Wheaton the first 3.5 million ounces of payable silver produced per year plus 50% of any excess at $4.04 per ounce (plus 1% inflation) until August 5, 2014. From 2015 until the end of the mine life Primero will sell Silver Wheaton the first 6 million ounces of payable silver produced per year plus 50% of any excess at $4.20 (plus 1% inflation) per ounce. The silver purchase agreement provides that a minimum of 215 million cumulative silver ounces must be delivered to Silver Wheaton (Caymans) Ltd. by October 15, 2031. If there is a shortfall in the cumulative amount of silver delivered, Primero is required to pay to Silver Wheaton an amount determined by multiplying the amount of the shortfall by $0.50 per ounce.

               The only environmental issue of note has been the cyanide spill from a tailings line, which the Mexican authorities consider to be localized.

RISK FACTORS

               An investment in the Warrant Shares is speculative and involves a high degree of risk. Any prospective investor should carefully consider the risk factors set forth under “Risk Factors” in the Annual Information Form incorporated by reference herein and all of the other information contained in this short form prospectus (including, without limitation, the documents incorporated by reference) before purchasing any of the Warrant Shares. The risks described therein are the material risks facing the Corporation at this time. Additional risks and uncertainties not currently known to the Corporation, or that the Corporation currently deems immaterial, may also materially and adversely affect its business.

               Whenever reference to the “Mining Operations” is made under “Risk Factors” in the Annual Information Form, such term shall include the 777 Mine and the Constancia Project.

CONSOLIDATED CAPITALIZATION

               There have not been any material changes in the share and loan capital of the Corporation since September 30, 2012, the date of the Corporation’s most recently filed financial statements.

DESCRIPTION OF COMMON SHARES

               The Corporation is authorized to issue an unlimited number of common shares (the “Common Shares”). As of November 23, 2012, 354,375,852 Common Shares were issued and outstanding. Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Corporation’s board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Corporation are entitled to receive on a pro rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. There are currently no other series or class of shares which rank senior in priority to the Common Shares. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

PLAN OF DISTRIBUTION

               This short form prospectus relates to the issuance of: (i) the Warrant Shares, issuable from time to time, upon the exercise of up to 2,619,340 Warrants issued by the Corporation on June 24, 2008 pursuant to the offering described below, and (ii) such indeterminate number of additional Common Shares that may be issuable by reason of the anti-dilution provisions contained in the warrant indenture governing the Warrants.

               Each Warrant entitles the holder to purchase one Warrant Share at a price of $20.00, subject to adjustment, at any time prior to 5:00 p.m. (Vancouver time) on September 5, 2013.

               Under United States securities laws, the Corporation is filing the Registration Statement to register the issuance of the Warrant Shares in the United States so that the Warrant Shares can be registered upon issuance until the date that is 25 months following effectiveness of the Registration Statement.

               Other than in the Province of British Columbia, this short form base shelf prospectus does not qualify the distribution of the Warrant Shares in any province of Canada.

               The Warrant Shares to which this short form base shelf prospectus and the Registration Statement relate will be sold directly by the Corporation to holders of Warrants upon the exercise of such Warrants. No underwriters, dealers or agents will be involved in these sales.

USE OF PROCEEDS

               In the event that all of the Warrants are exercised by the holders thereof, the Corporation would receive proceeds of approximately $54 million. The Warrants have not been, and may never be, exercised and there is no guarantee that Silver Wheaton will receive these proceeds. The Corporation expects that it will use the proceeds from the exercise of the Warrants, if any, for general working capital purposes as well as to potentially fund future silver stream acquisitions.

TRADING PRICE AND VOLUME

Common Shares

               The Common Shares are listed and posted for trading on the TSX and the NYSE under the symbol “SLW”. The following table sets forth information relating to the trading of the Common Shares on the TSX for the months indicated.

	High	Low
Month	(C$)	(C$)	Volume

November 2011	37.88	31.83	37,047,797
December 2011	34.97	27.51	28,765,366
January 2012	36.75	30.16	25,425,308
February 2012	39.88	34.64	29,213,823
March 2012	38.42	31.64	30,106,081
April 2012	33.93	27.90	30,893,034
May 2012	30.61	23.11	39,038,808
June 2012	29.58	26.05	31,721,193
July 2012	29.65	25.62	20,950,757
August 2012	34.49	26.41	24,313,625
September 2012	39.33	34.06	31,786,065
October 2012	40.50	37.21	25,390,662
November 2012 (1)	41.18	34.83	19,861,188
________________________
(1)	From November 1 to November 23, 2012.

               At the close of business on November 23, 2012, the last trading day prior to the date of this short form prospectus, the price of the Common Shares as quoted by the TSX was C$36.77.

Warrants

               The Warrants (each of which is exercisable to acquire one Common Share at a price of $20.00 until September 5, 2013) are listed and posted for trading on the TSX under the symbol “SLW.WT.U”. The following table sets forth information relating to the trading of the Warrants on the TSX for the months indicated.

	High	Low
Month	($)	($)	Volume

November 2011	19.00	13.80	94,829
December 2011	16.01	10.75	76,466
January 2012	17.48	12.64	114,567
February 2012	20.97	15.75	170,384
March 2012	19.50	13.30	153,729
April 2012	15.22	10.05	215,553
May 2012	12.83	6.06	333,758
June 2012	11.49	7.95	205,454
July 2012	10.95	7.60	207,236
August 2012	17.00	9.08	218,140
September 2012	20.22	15.51	237,634
October 2012	20.78	17.50	192,124
November 2012 (1)	21.18	15.18	328,422
________________________
(1)	From November 1 to November 23, 2012.

               At the close of business on November 23, 2012, the last trading day prior to the date of this short form prospectus, the price of the Warrants as quoted by the TSX was $17.13.

INTERESTS OF EXPERTS

               Certain scientific and technical disclosure relating to the San Dimas Mines contained in this short form prospectus under the heading “San Dimas Mines, Mexico” has been derived from a technical report prepared in accordance with NI 43-101 entitled “San Dimas Property, San Dimas District, Durango and Sinaloa States, Mexico, Technical Report for Silver Wheaton Corp.” dated April 16, 2012 and authored by John Morton Shannon, P.Geo., Rodney Webster, M.AIG, Herbert A. Smith, P.Eng., and Alan Riles, M.AIG, all of AMC Mining Consultants (Canada) Ltd. The aforementioned persons did not hold any securities of the Corporation or of any associate or affiliate of the Corporation when they prepared the report referred to above, or following the preparation of such report did not receive any direct or indirect interest in any securities of the Corporation or of any associate or affiliate of the Corporation in connection with the preparation of such report. None of the aforementioned persons are currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

               Certain scientific and technical disclosure relating to the 777 Mine contained in this short form prospectus under the heading “777 Mine, Manitoba, Canada” has been reviewed and approved by Neil Burns, M.Sc., P.Geo., Vice President, Technical Services of Silver Wheaton, and Robert Carter, P.Eng., Director, Technical Services, Hudbay.

LEGAL MATTERS

               Certain legal matters will be passed upon by Cassels Brock & Blackwell LLP, the Corporation’s Canadian counsel, on matters of Ontario law and the federal laws of Canada applicable in Ontario. Certain legal matters in connection with the offering relating to United States law will be passed upon by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. On the date of this short form prospectus, the partners and associates of Cassels Brock & Blackwell LLP, as a group, own beneficially, directly or indirectly, in the aggregate, less than 1% or no securities of the Corporation.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

               The Corporation is an Ontario corporation and its principal place of business is in Canada. The majority of the directors and officers of the Corporation are resident outside of the United States and a substantial portion of its assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Corporation or its directors or officers, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Corporation or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws. The Corporation has been advised by its Canadian counsel, Cassels Brock & Blackwell LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Corporation has also been advised by Cassels Brock & Blackwell LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

          The Corporation filed with the SEC, concurrently with its registration statement on Form F-10 of which this short form prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed Puglisi & Associates as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising out of or related to or concerning the offering of securities under this short form prospectus.

PART II
INFORMATION NOT REQUIRED TO BE
DELIVERED TO OFFEREES OR PURCHASERS

Indemnification

Section 136 of the Business Corporations Act (Ontario) as amended, provides, in part, as follows:

          (1)      A corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity.

Advance of Costs

          (2)      A corporation may advance money to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in subsection (1), but the individual shall repay the money if the individual does not fulfil the conditions set out in subsection (3).

Limitation

          (3)      A corporation shall not indemnify an individual under subsection (1) unless the individual acted honestly and in good faith with a view to the best interests of the corporation or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the corporation’s request.

Same

          (4)      In addition to the conditions set out in subsection (3), if the matter is a criminal or administrative action or proceeding that is enforced by a monetary penalty, the corporation shall not indemnify an individual under subsection (1) unless the individual had reasonable grounds for believing that the individual’s conduct was lawful.

Derivative Actions

          (4.1)    A corporation may, with the approval of a court, indemnify an individual referred to in subsection (1), or advance moneys under subsection (2), in respect of an action by or on behalf of the corporation or other entity to obtain a judgment in its favour, to which the individual is made a party because of the individual’s association with the corporation or other entity as described in subsection (1), against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfils the conditions set out in subsection (3).

Right to Indemnity

          (4.2)    Despite subsection (1), an individual referred to in that subsection is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the corporation or other entity as described in subsection (1), if the individual seeking an indemnity,

(a)	was not judged by a court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

(b)	fulfils the conditions set out in subsections (3) and (4).

Insurance

          (4.3)    A corporation may purchase and maintain insurance for the benefit of an individual referred to in subsection (1) against any liability incurred by the individual,

(a)	in the individual’s capacity as a director or officer of the corporation; or

(b)	in the individual’s capacity as a director or officer, or a similar capacity, of another entity, if the individual acts or acted in that capacity at the corporation’s request.

Application to Court

          (5)      A corporation or a person referred to in subsection (1) may apply to the court for an order approving an indemnity under this section and the court may so order and make any further order it thinks fit.

Idem

          (6)      Upon an application under subsection (5), the court may order notice to be given to any interested person and such person is entitled to appear and be heard in person or by counsel.

Article 6 of By-Law No. 2 of the Corporation provides as follows:

Protection of Directors, Officers and Others

          6.03      Limitation of Liability. Except as otherwise provided in the Act, no director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any persons, firm or corporation including any person, firm or corporation with whom or which any moneys, securities or effects shall be lodged or deposited for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto unless the same shall happen by or through his failure to exercise the powers and to discharge the duties of his office honestly, in good faith and in the best interests of the Corporation and in connection therewith to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the board. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a company which is employed by or performs services for the Corporation, the fact of his being a director or officer of the Corporation shall not disentitle such director or officer or such firm or company, as the case may be, from receiving proper remuneration for such services.

          6.04      Indemnity. Subject to the limitations contained in the Act, the Corporation shall indemnify a director or officer, a former director or officer, or another individual who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity, if

(a)

the individual acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation’s request;

(b)

in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful; and

(c)	a court or other competent authority has not judged that the individual has committed any fault or omitted to do anything that the individual ought to have done.

          The Corporation shall also indemnify such person in such other circumstances as the Act permits or requires.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

EXHIBITS

Exhibit	Description

4.1

Annual information form of the Registrant dated March 22, 2012 for the year ended December 31, 2011 (incorporated by reference to the Registrant’s Annual Report on Form 40-F filed with the Commission on March 27, 2012)

4.2

Audited consolidated balance sheets of the Registrant as at December 31, 2011, December 31, 2010 and January 1, 2010, and the consolidated statements of earnings, comprehensive income, cash flows and shareholders’ equity for the years ended December 31, 2011 and December 31, 2010, together with the report of independent registered chartered accountants thereon and the notes thereto (incorporated by reference to the Registrant’s Annual Report on Form 40-F filed with the Commission on March 27, 2012)

4.3

Management’s discussion and analysis of results of operations and financial condition of the Registrant for the year ended December 31, 2011 (incorporated by reference to the Registrant’s Annual Report on Form 40-F filed with the Commission on March 27, 2012)

4.4

Interim unaudited condensed comparative consolidated financial statements of the Registrant as at and for the nine months ended September 30, 2012, together with the notes thereto (incorporated by reference to the Registrant’s Form 6-K furnished to the Commission on November 5, 2012)

4.5

Management’s discussion and analysis of results of operations and financial condition of the Registrant for the three months ended September 30, 2012 (incorporated by reference to the Registrant’s Form 6-K furnished to the Commission on November 5, 2012)

4.6

Management information circular of the Registrant dated March 22, 2012 prepared in connection with the annual meeting of shareholders of the Corporation held on May 23, 2012 (incorporated by reference to the Registrant’s Form 6-K furnished to the Commission on April 16, 2012)

4.7

Press Release, dated August 8, 2012, relating to the Registrant’s silver purchase agreement with HudBay Minerals Inc. (incorporated by reference to the Registrant’s Form 6-K furnished to the Commission on August 8, 2012)

5.1	Consent of Deloitte & Touche LLP
5.2	Consent of Cassels Brock & Blackwell LLP*
5.3	Consent of Guillermo Pareja
5.4	Consent of Peter Nahan *
5.5	Consent of Maryse Belanger*
5.6	Consent of Neil Burns
5.7	Consent of Samuel Mah
5.8	Consent of Dino Pilotto
5.9	Consent of Bart Stryhas
5.10	Consent of Christopher Elliott
5.11	Consent of George Even
5.12	Consent of Edward McLean
5.13	Consent of Cameron Scott
5.14	Consent of John Morton Shannon
5.15	Consent of Rodney Webster
5.16	Consent of Herbert A. Smith
5.17	Consent of Alan Riles
5.18	Consent of Robert Carter
6.1	Powers of Attorney (included on the signature pages of this Registration Statement on Form F-10)
7.1	Form of Common Share Purchase Warrant Indenture (incorporated by reference to the Registrant’s Form F-10/A filed with the Commission on July 28, 2008)

* To be filed by amendment.

PART III
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertaking.

          The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-10 or to transactions in said securities.

Item 2. Consent to Service of Process.

(a)	Concurrently with the filing of this Registration Statement on Form F-10, the Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by Amendment to Form F-X referencing the file number of this Registration Statement.

III-1

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Canada, on this 26th day of November, 2012.

SILVER WHEATON CORP.

By:    /s/ Randy V.J. Smallwood
          Name: Randy V.J. Smallwood
          Title:   President and Chief Executive Officer

POWERS OF ATTORNEY

          Each person whose signature appears below constitutes and appoints Randy V.J. Smallwood or Curt D. Bernardi, or either of them, his true and lawful attorneys-in-fact and agents, each of whom may act alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, including post-effective amendments, and to file the same, with all exhibits thereto, and other documents and in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, and hereby ratifies and confirms all his said attorneys-in-fact and agents or any of them or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

          This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the dates indicated.

Signature	Title	Date

/s/ Randy V.J. Smallwood	President, Chief Executive Officer and Director	November 26, 2012
Randy V.J. Smallwood	(Principal Executive Officer)

/s/ Gary D. Brown	Senior Vice President and Chief Financial Officer	November 26, 2012
Gary D. Brown	(Principal Financial Officer and Principal Accounting
Officer)

/s/ Douglas M. Holtby	Chairman of the Board and Director	November 26, 2012
Douglas M. Holtby

/s/ Lawrence I. Bell	Director	November 26, 2012
Lawrence I. Bell

/s/ George L. Brack	Director	November 26, 2012
George L. Brack

/s/ John A. Brough	Director	November 26, 2012
John A. Brough

/s/ R. Peter Gillin	Director	November 26, 2012
R. Peter Gillin

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/s/ Eduardo Luna	Director	November 26, 2012
Eduardo Luna

/s/ Wade D. Nesmith	Director	November 26, 2012
Wade D. Nesmith

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AUTHORIZED REPRESENTATIVE

          Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of Silver Wheaton Corp. in the United States, on the  26th day of November, 2012.

PUGLISI & ASSOCIATES

/s/ Gregory F. Lavelle
Name: Gregory F. Lavelle
Title: Managing Director, Puglisi & Associates

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EXHIBIT INDEX

Exhibit	Description

4.1

Annual information form of the Registrant dated March 22, 2012 for the year ended December 31, 2011 (incorporated by reference to the Registrant’s Annual Report on Form 40-F filed with the Commission on March 27, 2012)

4.2

Audited consolidated balance sheets of the Registrant as at December 31, 2011, December 31, 2010 and January 1, 2010, and the consolidated statements of earnings, comprehensive income, cash flows and shareholders’ equity for the years ended December 31, 2011 and December 31, 2010, together with the report of independent registered chartered accountants thereon and the notes thereto (incorporated by reference to the Registrant’s Annual Report on Form 40-F filed with the Commission on March 27, 2012)

4.3

Management’s discussion and analysis of results of operations and financial condition of the Registrant for the year ended December 31, 2011 (incorporated by reference to the Registrant’s Annual Report on Form 40-F filed with the Commission on March 27, 2012)

4.4

Interim unaudited condensed comparative consolidated financial statements of the Registrant as at and for the nine months ended September 30, 2012, together with the notes thereto (incorporated by reference to the Registrant’s Form 6-K furnished to the Commission on November 5, 2012)

4.5

Management’s discussion and analysis of results of operations and financial condition of the Registrant for the three months ended September 30, 2012 (incorporated by reference to the Registrant’s Form 6-K furnished to the Commission on November 5, 2012)

4.6

Management information circular of the Registrant dated March 22, 2012 prepared in connection with the annual meeting of shareholders of the Corporation held on May 23, 2012 (incorporated by reference to the Registrant’s Form 6-K furnished to the Commission on April 16, 2012)

4.7

Press Release, dated August 8, 2012, relating to the Registrant’s silver purchase agreement with HudBay Minerals Inc. (incorporated by reference to the Registrant’s Form 6-K furnished to the Commission on August 8, 2012)

5.1	Consent of Deloitte & Touche LLP
5.2	Consent of Cassels Brock & Blackwell LLP*
5.3	Consent of Guillermo Pareja
5.4	Consent of Peter Nahan *
5.5	Consent of Maryse Belanger*
5.6	Consent of Neil Burns
5.7	Consent of Samuel Mah
5.8	Consent of Dino Pilotto
5.9	Consent of Bart Stryhas
5.10	Consent of Christopher Elliott
5.11	Consent of George Even
5.12	Consent of Edward McLean
5.13	Consent of Cameron Scott
5.14	Consent of John Morton Shannon
5.15	Consent of Rodney Webster
5.16	Consent of Herbert A. Smith
5.17	Consent of Alan Riles
5.18	Consent of Robert Carter
6.1	Powers of Attorney (included on the signature pages of this Registration Statement on Form F-10)
7.1	Form of Common Share Purchase Warrant Indenture (incorporated by reference to the Registrant’s Form F-10/A filed with the Commission on July 28, 2008)

* To be filed by amendment.

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